PartnerRe

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim B. Rosenberg	August 17, 2012

Re:	PartnerRe Ltd. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed on May 4, 2012 File No. 001-14536

Dear Mr. Rosenberg

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via your facsimile dated August 6, 2012, relating to the Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2012 (the “Form 10-Q”) of PartnerRe Ltd. (the “Company”).

Set forth below are our responses to the Staff comments. For your convenience, we have included the comments from the Staff in italicized type and have followed each comment with our response.

Form 10-K for the fiscal year ended December 31, 2011

Note 14. Dividend Restrictions and Statutory Requirements, page 182

1.
You label the 2011 statutory net (loss) income and statutory shareholder’s equity as “unaudited estimated”. Please amend your filing to provide the disclosure on an audited basis. This information is required by ASC 944-505-50 and Rule 7-03 of Regulation S-X.

We acknowledge the Staff’s comment related to Note 14 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K.

As brief background, we would respectfully note that the reason the 2011 statutory net (loss) income and statutory shareholder’s equity amounts were presented on an “estimated” basis was due to certain information underlying the amounts provided in Note 14 being management’s best estimate based on the latest available information at the date of the Form 10-K filing (February 24, 2012), which was two months prior to the date the audited statutory financial statements were required to be finalized and filed with the regulatory authorities in both Bermuda and Ireland (April 30, 2012). This information was presented on an “unaudited” basis

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

given certain statutory audit procedures related to the statutory financial statements could not be completed by our auditor at the date of the Form 10-K filing.

We note that the “unaudited estimated” amounts presented in the Form 10-K for statutory net (loss) income for the year ended December 31, 2011 and statutory shareholder’s equity at December 31, 2011 do not differ materially from the audited amounts reported to the relevant regulatory authorities and that the differences are not considered to be meaningful or material to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011. In addition, the differences between the “unaudited estimated” amounts and the audited amounts did not change either of the following other disclosures presented in Note 14:

•	At December 31, 2011, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required; and
•
At December 31, 2011, there were no significant restrictions on the payment of dividends by the Company’s reinsurance subsidiaries that would limit the Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses.

We accept the Staff’s comment and we will remove the word “unaudited” from our future 10-K filings.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Financial Statements
Significant Accounting Policies, page 8

2.
Please tell us how you adopted ASU 2010-26 (i.e. prospectively or retrospectively) and why you have not provided the disclosure required by ASC 944-10-65-1. Further, please provide us proposed disclosure to be included in future periodic reports of the nature and type of acquisition costs capitalized, as required by ASC 944-30-50-1a.

We acknowledge the Staff’s comment related to the Significant Accounting Policies in the Unaudited Condensed Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q.  ASU 2010-26 “Financial Services – Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (the “ASU”) was issued to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal (re)insurance contracts qualify for deferral. The ASU specifically requires that only costs which are incremental and directly related to the successful acquisition of new or renewal (re)insurance contracts be deferred. Examples of costs that may be deferred include direct costs of contract acquisition such as agent or broker commissions and excise taxes. In addition, the ASU permits certain other costs to be deferred provided that these can be proven to be incremental and directly associated with the acquisition of the (re)insurance contracts.

The Company’s accounting policy for deferred acquisition costs, as described in Note 2(c) to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K, is as follows:

“Acquisition costs, primarily brokerage fees, commissions and excise taxes, which vary directly with, and are related to, the acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium is earned.”

The Company did not change its accounting policy for deferred acquisition costs as a result of the ASU becoming effective on January 1, 2012.  Both prior, and subsequent, to the adoption of the ASU the Company capitalizes only the direct incremental costs associated with the successful acquisition and renewal of its Non-Life and Life reinsurance contracts and the Company expenses as incurred all direct non-incremental costs and all indirect costs related to the successful and unsuccessful acquisition and renewal of its Non-Life and Life reinsurance contracts.

Accordingly, the Company’s prospective adoption of the ASU on January 1, 2012 did not have any impact on its shareholders’ equity or net income. This conclusion was disclosed in Note 2(u) to the Consolidated Financial Statements in the Company’s Form 10-K (on page 153 of the filing).

As the adoption of the ASU did not have any impact on the Company’s shareholders’ equity or its net income during the quarterly period ended March 31, 2012 or any other prior or future periods, the Company did not consider the provision of the transitional disclosures required by ASC 944-10-65-1 to be applicable.  Additionally, given there was no impact from the adoption of the ASU and that the Unaudited Condensed Consolidated Financial Statements presented in the Form 10-Q should be read in conjunction with the Consolidated Financial Statements included on Form 10-K, the Company did not repeat the disclosure regarding the impact of the adoption of the ASU in its Form 10-Q as it would not provide any further meaningful information to users of the financial statements.

In response to the Staff’s comment related to disclosing the nature and type of acquisition costs capitalized in accordance with ASC 944-30-50-1a, the Company respectfully submits that its existing accounting policy (as above in italics) complies with this requirement (i.e. the Company only capitalizes brokerage fees, commissions and excise taxes in deferred acquisition costs). However, to provide greater clarity, the Company will amend its existing accounting policy for deferred acquisition costs in its Annual Report on Form 10-K for the year ended December 31, 2012 to state that these are the only costs that the Company capitalizes. The revised accounting policy will read as follows:

“Acquisition costs, comprising only of incremental brokerage fees, commissions and excise taxes, which vary directly with, and are related to, the acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium is earned. All other acquisition-related costs, including all indirect costs, are expensed as incurred.”

* * * * *
The Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this information addresses your comments relating to our disclosure.  Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact me at (441) 294-5211.

Very truly yours

/s/ David Outtrim

David Outtrim
Chief Accounting Officer
PartnerRe Ltd.

cc:	Dana Hartz, Division of Corporation Finance Mary Mast, Division of Corporation Finance